Exhibit 99.1

Pyxis Tankers Inc. Announces Financial Results for the Nine Months Ended September 30, 2015

Maroussi, Greece, November 9, 2015.  Pyxis Tankers Inc. (Nasdaq Cap Mkts: PXS) (“Pyxis” or the “Company”), a maritime product tanker company, today announced unaudited combined condensed results for the nine month period ended September 30, 2015.

•	With the addition of the newbuild Pyxis Epsilon in January 2015, voyage revenues for the period totaled $24.8 million. The Company’s fleet of six tankers, consisting of four medium range (“MR”) and two small tankers, were employed under a mix of time and spot charters, which generated Voyage revenues of 26% under spot charter and 74% under time charter for this period. As of September 30, 2015, the MRs employed under time charters had an average duration of 11 months.

•	Taking into consideration voyage related costs and commissions, the daily time charter equivalent (“TCE”) was $13,596 in the nine month period ended September 30, 2015, which reflected the contribution of time charter revenues, which were lower than current market spot rates, and the revenue contribution of the small tankers that are chartered at lower rates than the Company’s MRs.

•	Voyage related costs were $3.5 million and vessel operating expenses were $10.1 million for the nine month period ended September 30, 2015.

•	For the Company’s fleet, operating expenses were $6,188 /day/vessel. General and administrative expenses were $1.0 million, while commercial and technical ship management fees were $1.2 million for the current period. Depreciation and amortization expenses were $4.4 million for the nine months ended September 30, 2015.

•	Operating income for the nine month period ended September 30, 2015 was $4.7 million.

•	After other income of $0.1 million and interest expense (net) of $1.9 million, Pyxis generated $2.9 million of net income for the nine month period ended September 30, 2015.

Valentios Valentis, Chairman and CEO of Pyxis stated “We are pleased to report our unaudited financial results for the period ended September 30, 2015, our first earnings announcement since we completed the transaction with LookSmart, Ltd. (“Looksmart”) on October 28, 2015.  We are excited about the product tanker industry, our operations and growth opportunities. Management looks forward to building its relationship with the investment community.”

The following pro forma financial statements and operating data were prepared on a pro forma basis to give effect to the combination of Pyxis and its subsidiaries and Looksmart as if the merger closed as of January 1, 2015, and reflect that 18,244,671 shares of Pyxis’ common stock were outstanding after the closing of the merger on October 28, 2015.

Unaudited Proforma Consolidated Condensed Statement of Comprehensive Income

For the Nine Months Ended September 30, 2015

( U.S. $ in thousands except per share data)
Voyage revenues	$24,800

Voyage related costs & commissions	(3,462)
Vessel operating expenses	(10,056)
General & administrative expenses	(1,031)
Management fees	(1,224)
Depreciation & amortization costs	(4,371)

Operating income	4,656

Interest and finance cost (net)	(1,858)
Other Income	74
Total other income/ (expense)	(1,784)

Net income	$2,872
EPS*	$0.16

Unaudited Proforma Consolidated Balance Sheet

(U.S. $ in thousands)
As at September 30, 2015

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,239
Restricted cash current portion	144
Insurance claims	181
Inventories	774
Trade receivables	299
Due from related parties	5,864
Prepayments and other	276
Total current assets	8,777

FIXED ASSETS, NET:
Vessels, net	131,952
Total fixed assets, net	131,952

OTHER NON-CURRENT ASSETS:
Deferred charges, net	$1,482
Restricted cash, net of current portion	1,750
Total other non-current assets	3,232

Total assets	$143,961

LIABILITIES & STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$7,263
Accounts payable	1,554
Due to related parties	4,288
Hire collected in advance	505
Accrued and other liabilities	383
Total current liabilities	13,993

NON-CURRENT LIABILITIES:
Long term debt, net of current portion	75,342
Total non-current liabilities	75,342

Total liabilities	89,335

STOCKHOLDERS’ EQUITY:
Common stock	28
Additional paid in capital	70,806
Accumulated deficit	(16,208)
Total stockholders’ equity	54,626

Total Liabilities and Stockholders’ Equity	$143,961

Unaudited Operating Data

	Nine months Ended	Three months Ended
	September 30, 2015	September 30, 2015

Ownership days (1)	1,625	552
Available days (2)	1,585	552
Operating days (3)	1,569	548
Utilization % (4)	99%	99%
Daily time charter equivalent (5)	$13,596	$13,505
Average number of vessels (6)	6.0	6.0
Number of vessels at period end	6.0	6.0
Weighted average age of the fleet (7)	4.6	4.6

(1)	Ownership days are the total number of days in a period during which Pyxis owned each of the vessels in the fleet. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the period.

(2)	Available days are the number of ownership days in a period, less the aggregate number of days that the Pyxis vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that the Company spent positioning the vessels during the respective period for such repairs, upgrades and surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels should be capable of generating revenues.

(3)	Operating days are the number of available days in a period, less the aggregate number of days that the Pyxis vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4)	The Company calculates fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.

(5)	Daily time charter equivalent (“TCE”) is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Pyxis utilizes TCE because it believes it is a meaningful measure to compare period-to-period changes in its performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which its vessels may be employed between the periods. Pyxis’ management also utilizes TCE to assist them in making decisions regarding employment of the vessels. Pyxis believes that its method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues after deducting voyage related costs and commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.

(6)	Average number of vessels is the number of vessels that constituted Pyxis’ fleet for the relevant period, as measured by the sum of the number of days each vessel was part of its fleet during such period divided by the number of calendar days in the period.

(7)	Weighted average age of the fleet is the sum of the ages of Pyxis’ vessels, weighted by the dead weight tonnage (“dwt”) of each vessel on the total fleet dwt.

Pyxis Fleet

Pyxis’ fleet of six tankers had a weighted average age of approximately 4.6 years as of September 30, 2015, based on deadweight tonnage and an aggregate carrying capacity of 216,635 dwt. The following chart provides summary information concerning the fleet as of November 9, 2015:

Vessel Name	Shipyard	Carrying Capacity (dwt)	Year Built	Type of Charter	Anticipated Redelivery Date(1)	Charter Rate (per day) (2)
Pyxis Epsilon	SPP-So. Korea	50,295	2015	Time	Jan. 2017	$16,575
Pyxis Theta	SPP–So. Korea	51,795	2013	Time	Sep. 2016	$15,600
Pyxis Malou	SPP-So. Korea	50,667	2009	Spot	n/a	n/a
Pyxis Delta	Hyundai-So.Korea	46,616	2006	Time	Mar. 2016	$19,750
Northsea Beta	Kejin– China	8,647	2010	Spot	n/a	n/a
Northsea Alpha	Kejin– China	8,615	2010	Time	Apr. 2016	$9,650

(1)	Each time charter contains a provision that allows for redelivery plus or minus 30 days, except the Pyxis Delta which allows 15 days. The Pyxis Epsilon’s charterer has an option to extend the charter for one year for $18,050/day. The Pyxis Theta’s charterer has an option to extend the charter for one year for $16,600/day and for an additional year for $17,600/day. The Pyxis Delta’s charterer has an option to extend the charter for six months for $20,500/day. The Northsea Alpha’s charterer has an option to extend the charter for one additional six month period at a mutually acceptable rate to be determined.

(2)	This table shows gross rates and does not reflect any commissions payable.

About Pyxis Tankers Inc.

Pyxis Tankers Inc. is a holding company incorporated on March 23, 2015 under the laws of the Republic of the Marshall Islands. Pyxis owns a fleet comprising of six double hull product tankers that are employed under a mix of short- and medium-term time charters and spot charters. Four of the vessels in the fleet are MR product tankers, three of which have eco-efficient or eco-modified designs, and two of which are short-range tanker sister ships. Each of the vessels in the fleet is capable of transporting refined petroleum products, such as naphtha, gasoline, jet fuel, kerosene, diesel and fuel oil, as well as other liquid bulk items, such as vegetable oils and organic chemicals.

Forward Looking Statements

This press release includes "forward-looking statements" that qualify for the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements include statements about Pyxis plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, Pyxis actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," "likely," "will," "would" and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by Pyxis and its management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in Pyxis filings with the U.S. Securities and Exchange Commission. Pyxis cautions you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. Pyxis undertakes no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company :

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

Visit our website www.pyxistankers.com.

Company Contacts:

Henry Williams

CFO

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Antonios C. Backos

Senior VP for Corporate Development & General Counsel

Tel: +30 (210) 638-0100

Email: abackos@pyxistankers.com